UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

SP - 29493684v2 TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 - NIRE 35.3.0015881-4 MATERIAL FACT Telefônica Brasil S.A. (B3: VIVT3; NYSE: VIV) (“Company”), pursuant to and for the purposes of article 157, paragraph 4 of Law No. 6,404, dated December 15, 1976, and CVM Resolution No. 44, informs its shareholders and the market in general that the merger by the Company of Fibrasil Infraestrutura e Fibra Ótica S.A. (“ Fibrasil”), its wholly -owned subsidiary (“Merger”), was approved at the Extraordinary Shareholders’ Meeting held on this date, effective as of August 1, 2026, upon which Fibrasil shall be dissolved and the Company will succeed to all of its rights and obligations. Lastly, the Company clarifies that, as disclosed in the Material Fact and the other documents released by the Company on June 16, 2026, the approved Merger shall not result in (i) an increase in the Company's share capital; (ii) issuance of new shares by the Company; or (iii) any change to the Company’s shareholding structure .. Therefore, there is no share exchange ratio or right of withdrawal. São Paulo, July 31, 2026. Rodrigo Rossi Monari CFO and Investor Relations Officer Telefônica Brasil – Investor Relations Email: ir.br@telefonica.com https://ri.telefonica.com.br/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 31, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director